Points International Ltd. and Alaska Airlines Expand Partnership

TORONTO, May 31, 2007—Points International Ltd. (TSX: PTS; OTC BB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—is pleased to announce that it has signed a new Partnership Agreement with Alaska Airlines which extends through December 31, 2009. Under the terms of the agreement, Alaska Airlines has renewed its participation in the Company’s Buy, Gift, Transfer and Corporate programs

"The renewed partnership with Alaska Airlines solidifies our long-time relationship and lays the foundation for an advanced economic structure which greatly benefits both parties," said Rob MacLean, Points International’s Chief Executive Officer. "For our core suite of Business Solutions, Buy and Transfer, Points International has recast our relationship to take a more active role in delivering these services directly to the Alaska Airlines Mileage Plan member compared to the Company’s prior arrangement of receiving a commission on each transaction. This allows Alaska Airlines to realize cost savings while enabling Points International to take a principal role in the growth and success of these services."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About Alaska Airlines

Alaska Airlines and sister carrier, Horizon Air, together serve 90 cities through an expansive network in Alaska, the Lower 48, Canada and Mexico. This year Alaska Airlines celebrates its 75th anniversary, marking the airline's growth from a single-aircraft operation in 1932 to one of the largest U.S. carriers. For reservations, visit http://alaskaair.com. For more news and information, visit the Alaska Airlines/Horizon Air Newsroom at http://alaskaair.com/newsroom.

For more information contact:
For investor relations:

Anthony Lam, CFO, Points International Ltd., (416) 596-6382, ALam@points.com;
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, Allyson.Pooley@icrinc.com.
Corporate website: www.points.com/corporate

For partnerships and other inquiries:

Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392, peter.lockhard@points.com.